March 25, 2011

VIA U.S. MAIL AND FACSIMILE

William G. Allensworth, Esq.
Dechert LLP
200 Clarendon Street
27th Floor
Boston, MA 02116-5021

Re: **Russell Investment Funds**
Post-Effective Amendment 40 to Form N-1A
File Nos. 33-18030; 811-5371

Dear Mr. Allensworth:

The staff has reviewed the above-referenced post-effective amendment to the registration statement, which the Commission received on February 10, 2011. We provided the registration statement a full review. Based on our review, we have the following comments on this filing. Page numbers refer to the courtesy copy of the registration statement provided to the staff.

GENERAL

1. If the registrant intends to distribute a summary prospectus, please provide the staff a draft of the rule 498(b)(1)(v) legend you intend to use via an EDGAR correspondence filing.

Moreover, if the registrant does intend to distribute a summary, please reconcile the placement of Item 6-8 disclosure under "Additional Information" on page 21 with the content requirements of a summary prospectus as set forth in Rule 498(b)(2).

2. Please confirm that registrant will comply with the requirement to file an interactive data file as prescribed by General Instruction C.3.(g) to Form N-1A.

FACING SHEET

3. Please provide the caption "Title of Securities Being Registered" and relevant disclosure as required by Form N-1A facing sheet instructions.

4. Please clearly identify the agent for service, *i.e.*, on facing sheet should "agent" be changed to agents?"

PROSPECTUS

Unless indicated otherwise, all prospectus comments apply to all Funds and both prospectuses.

5.   Investment Objective

For the non-fund of funds Funds, please delete the parenthetical "(Non-Fundamental)" as disclosure neither required nor permitted by Form N-1A. Such disclosure should be provided as part of Item 9 disclosure as is provided for the fund of funds Funds on page 38.

6.   Fees and Expenses of the Portfolio

a.   Please delete the last sentence of the preamble preceding the "Shareholders Fees" table that cross-references to the "Expense Notes section" as disclosure neither required nor permitted by Form N-1A.

b.   For any Fund that reflects a fee waiver and/or expense reimbursement, please confirm that the waiver will actually reduce the "Total Annual Portfolio Operating Expenses" shown in the applicable fee table (*e.g.*, Aggressive Equity Fund on page 4, Non-U.S. Fund on page 10, Core Bond Fund on page 13, and the fund of funds Funds).

If so, please provide a footnote describing the agreement as required by the last sentence of Instruction 3(e) to Item 3.

If not, please delete both the line items for the fee waiver and/or expense reimbursement and net annual operating expenses, and revise the preamble for the Example accordingly.

c.   For any Fund that reflects a fee waiver and/or expense reimbursement in its fee table, please confirm that fee waiver and/or expense reimbursement reflected in the example only lasts for its contractual duration.

7.   Principal Investment Strategies of the Fund

a.   For each non-fund of funds Fund and the Equity Growth Strategy Fund, please include any policy to invest 80% of its net assets in the type of securities denoted by the respective Fund name. In doing so, please also provide the disclosure required pursuant to Rule 35d-1 under the Investment Company Act of 1940 with respect to whether the policy is fundamental or non-fundamental and the applicable notice requirements if the latter.

As an example, the requested disclosure is provided on page 26 of the non-fund of funds prospectus for the Multi-Style Equity Fund as part of its Item 9 disclosure, but is absent from the summary for the Multi-Style Equity Fund on page 2.

b.   For each equity non-fund of funds Fund that employs a principal strategy to invest in small, medium, or large capitalization companies, please provide the range of market capitalization constituting each size of capitalization in the summary.

As an example of appropriate disclosure regarding the ranges for these terms, please see the first paragraph of the fuller discussion of principal strategies for the Multi-Style Fund on page 26.

In the case of the Global Real Estate Fund, no range is provided either in the summary on page 8 or in the fuller discussion of investment strategies on page 32.

c.   For each non-fund of funds Fund, the summary of principal investment strategies ("Item 4(a) Disclosure") should identify each of the principal strategies fully discussed under "Investment Objective and Investment Strategies" beginning on page 26 of the non-fund of funds prospectus ("Item 9(b) Disclosure").

By way of example (though not exhaustive), for the following Funds, please note the following inconsistencies.

Multi-Style Fund (pages 2 and 26)

    i.   Please note the absence in Item 4(a) Disclosure of the variety of types of equity securities that the Fund may invest in as reflected in the third paragraph of Item 9(b) Disclosure on page 20.

        Moreover, the staff expects that more detail regarding these securities would be provided under Item 9(b) Disclosure as was provided for ADRs.

    ii.   Please note the absence in Item 4(a) Disclosure of the fundamental and quantitative approaches discussed in the fourth to last paragraph of the Item 9(b) Disclosure on page 21.

    iii.   Please note the absence in Item 4(a) Disclosure of the use of derivatives as disclosed in the last paragraph of the Item 9(b) Disclosure on page 21.

        For any Fund that has a principal investment strategy that includes investments in derivatives, please also disclose the extent to which the Fund may invest in them, *e.g.*, need to add such disclosure to principal investment strategies summary for Core Bond Fund on page 16.

In this regard, as many of the Funds describe investments in derivative instruments, please review each Fund's principal strategies and principal risk disclosure to ensure that the information is not too generic or standardized and also that it describes the actual derivative instruments and the associated principal risks that the Fund intends to use to achieve its investment objective. *See* Barry Miller Letter to the ICI dated July 30, 2010.

Aggressive Equity Fund (pages 5 and 28)

    i.   Multi-Style Fund comments i. through iii. above apply here as well.

Core Bond Fund

    i.   Please note the absence in Item 4(a) Disclosure of the variety of types of securities and transactions that the Fund may engage in as reflected in the tenth paragraph of Item 9(b) Disclosure on page 29 including derivatives and STRIPS.

NOTE: For any principal investment strategies added to the non-fund of funds prospectus Item 4(a) Disclosure in response to this comment 7.c., please also add corresponding risk disclosure as required by Item 4(b) accordingly.

d.   For each fund of funds Fund, Item 4(a) Disclosure should similarly identify each of the principal strategies fully discussed in the Item 9(b) Disclosure as provided under "Investment Objective and Investment Strategies of the Funds" beginning on page 38 of the fund of funds prospectus.

However, in contrast to the non-fund of funds, given the structure of the fund of funds Funds, the principal investment strategies for the latter should only note those principal strategies of the Underlying Funds that in the aggregate constitute principal strategies for the top tier Fund rather than merely reiterating the principal investment strategies of each available Underlying Fund.
NOTE: Once revised, please confirm that all risks associated with such principal investment strategies have been provided as Item 4(b) Disclosure.

e.   Please describe all investment strategies that correspond to any of the principal risks identified under "The Principal Risks of Investing in the Fund."

By way of example (though not exhaustive), for the following Funds, please note the absence of disclosure with respect to investment strategies corresponding to the following principal risks.

      i.   Multi Style Equity Fund: Counterparty Risk, Government Intervention in and Regulation of Financial Markets, and Possible Large Redemptions. Please note that if the counterparty risk referred to arises from derivatives, then summarize the use of derivatives as a principal investment strategy and risk.

      ii.   Aggressive Equity Fund: In addition to the Multi-Style Fund comment i. above, Liquidity.

f.   Please delete cross-reference to fuller discussion of investment objective and strategies.

8.   Principal Risks of Investing in the Fund

a.   For each Fund, please describe any risks that correspond to any of the principal investment strategies identified under "Principal Investment Strategies of the Fund."

By way of example (though not exhaustive), for the following Funds, please note the absence of disclosure with respect to risks corresponding to principal investment strategies in the following types of strategies and/or investments.

      i.   Multi-Style Fund: Medium and large capitalization U.S. Companies, and a multi-style approach including risks of each particular style, and a "select holdings" style.

      ii.   Aggressive Equity Fund: Small and medium capitalization U.S. Companies, and a multi-style approach including risks of each particular style.

      iii.   Non-U.S. Fund: medium and large capitalization U.S. Companies, and a multi-style approach including risks of each particular style.

      iv.   Core Bond Fund: variable and floating rate securities.

b.   For each non-fund of funds Fund, the summary of principal risks ("Item 4(b) Disclosure") should be based on and correspond to each principal risk identified in the table under "Risks" beginning on page 41 of the non-fund of funds prospectus and then more fully discussed beginning on page 43 ("Item 9(c) Disclosure").

However, please note that for the each Fund the number of principal risks summarized as Item 4(b) Disclosure is always less than the number of principal risks identified in the table under "Risks" beginning on page 31. Therefore, please revise the Item 4(b) Disclosure so that it summarizes and matches each of the principal risks identified and more fully discussed in the Item 9(c) Disclosure accordingly.

For example, the table on page 41 lists Value Stocks, Growth Stocks, and Market-Oriented Investments as principal risks for the Aggressive Equity Fund, which are also discussed in the fuller discussion of principal investment strategies for the Fund on page 30. However, it is not clear to the staff which principal risk summarized on pages 5 and 6 necessarily corresponds to these types of investments and risks, *i.e.*, the staff would have at least expected something along the lines of an "Investment Style Risk" to be provided in the principal risk summary. In addition, although similar, there are distinct differences in the risks associated with, for example, common stocks compared to value or growth stock.

NOTE: For any principal risks added to Item 4(b) Disclosure in response to this comment 6.b., please also add principal investment strategy disclosure as required by Item 4(a) that would correspond to the investments or investment strategies that would give rise to such risks accordingly.

c. For each fund of funds Fund, Item 4(b) Disclosure should similarly be based on and correspond to each principal risk identified in the Item 9(c) Disclosure as provided under "Risks" beginning on page 79 of the fund of funds prospectus.

However, in contrast to a non-fund of funds Fund, given the structure of each fund of funds Fund, the principal risks for the latter should only note those principal risks of the Underlying Funds that in the aggregate are expected to be a principal risk for the top tier Fund rather than merely reiterating the principal risks of each available Underlying Fund. Please confirm that this is the case.

NOTE: Once revised, please also add principal investment strategy disclosure as required by Item 4(a) that would correspond to the investments or investment strategies that would give rise to such risks accordingly.

d. Please delete cross-reference to fuller discussion of risks.

e. Please confirm that the last sentence preceding the "Performance" caption in the non-fund of funds summary and the sentence following the last bullet point of investment strategies in the fund of funds summary are applicable for each of the Funds. See Item 4(b)(1)(iii).

9. **Risk/Return Summary – Performance (page 9)**

a. For the bar chart, please delete all horizontal axis lines except for the "0.00%" return axis line.

b. For any Funds that have changed their benchmarks, *e.g.*, the Global Real

Estate Fund on page 10 and the Non-U.S. Fund on page 14, along with the explanation of why the change was made, please also briefly describe the old and new benchmarks. Instruction 2(c) to Item 4.

Moreover, such disclosure should be added to the narrative preceding the performance table, not as a footnote to the table as such a footnote is neither required nor permitted by Form N-1A.

c. For any Funds that have additional indexes, *e.g.*, the Growth Strategy Fund on page 26 and Equity Growth Strategy Fund on page 32 of fund of funds prospectus, please provide additional disclosure about the additional benchmark(s) in accordance with Instruction 2(c) to Item 4.

Moreover, such disclosure should be added to the narrative preceding the performance table, not as a footnote to the table as such a footnote is neither required nor permitted by Form N-1A.

d. For the Conservative Strategy Fund on page 6 of the fund of funds prospectus, please disclose that performance information will be provided in the future.

e. With regard to any international funds that use any MSCI index as a benchmark, please use the gross version of the index as opposed to the net version, *e.g.*, as a primary benchmark for Non-U.S. Fund on page 14 of non-fund of funds prospectus (as primary benchmark), and as additional benchmark for Balanced Strategy Fund on page 19, Growth Strategy Fund on page 26, and Equity Growth Strategy Fund on page 32 of fund of funds prospectus. Using a net return reflects a withholding tax not present in the Fund return, which results in an unfair comparison.

10. Management

a. For each non-fund of funds Fund, the disclosure always provides several sub-advisers but a lesser number of portfolio managers, for example, the Multi-Style Fund on page 3 lists 8 sub-advisers, but only lists 2 portfolio managers. For each Fund, please confirm compliance with not only Item 5(b) but also the instructions to Item 5(a) in order to ensure that the appropriate investment adviser and sub-advisers have been identified thus allowing for the appropriate portfolio managers disclosure to be provided as required by item 5(b).

In doing so, please also delete the preamble provided under "Investment Adviser" as disclosure that is neither required nor permitted by Form N-1A.

b. When providing portfolio manager disclosure for all Funds, please comply fully with Item 5(b) by providing the portfolio manager's name, title and time of employment with the specific investment adviser or sub-adviser so it is clear which entity the portfolio manager is employed by.

c. For the fund of funds prospectus, please delete reference to RIMCo's role as the adviser to the Underlying Funds as the information is neither permitted nor required by Item 5.

11. Item 6 through 8 Disclosure

For "Servicing Arrangements" disclosure, please provide the caption specifically required by Item 8, and as a result of the possible conflict of interest, please also add both here and in the fuller discussion "Servicing Arrangements" on page 49 of the non-fund of funds prospectus and on page 75 of the fund of funds prospectus as applicable that it may influence an insurance company's decision to include a Fund as an underlying investment option in its policy.

12. Management of the Funds

If applicable, please provide disclosure regarding legal proceedings as required by Item 10(a)(3).

13. Investment Objective and Investment Strategies

a. Item 9(b) Disclosure should attempt to fully explain the various principal investment strategies of each non-fund of funds Fund. Therefore, for more complete disclosure under the "Principal Investment Strategies" subsection for each of the following Funds, please expand on the disclosure with respect to the following investments and/or strategies.

      i. For the Multi-Style, Aggressive Equity Funds, and Non-U.S. Fund: expand on the difference between sponsored and unsponsored ADRs (see fourth paragraph of subsection on respectively, pages 26 and 28, and seventh paragraph of subsection on page 36).

      ii. For the Core Bond Fund: expand on the investment styles employed by the unaffiliated money managers (see second to last paragraph of subsection on page 39)

b. Please revise the fund of funds Item 9(b) Disclosure in accordance with comment 7.d. above and in doing so, please clearly identify principal and then non-principal investment strategies, *i.e.*, it is not sufficient to merely state that the principal investment strategies of each Fund are those of the Underlying Funds in which it may invest within a certain allocation percentage.

This disclosure should reflect the present make-up of each fund of funds Fund and thereby accurately reflect those principal investment strategies most in play based on a Fund's current allocation percentages among the Underlying Funds.

14.   Risks

a.   So as to not obscure the discussion on principal risks, Item 9(c) Disclosure should clearly identify principal and non-principal risks and provide the discussion of principal risks before the discussion of any non-principal risks.

Therefore, in lieu of the first sentence on page 43 of the non-fund of funds prospectus following the table identifying all principal and non-principal risk beginning on page 41, please provide an appropriate caption for a description of all principal risks, with an appropriate caption and description of all non-principal risks following thereafter on a Fund-by-Fund basis.

In contrast, a caption for principal risks has now been added after the corresponding first sentence on [the second] page 78 of the fund of funds prospectus following the table identifying all principal and non-principal risk. However, the first sentence on page 78 was retained. Therefore, please confirm the accuracy of the ensuing risks as principal risks, and for any non-principal risks provided, please add a second caption for non-principal risks and move their descriptions there, again, on a Fund-by-Fund basis.

In doing so, please confirm that each principal risks of each Fund identified in the respective tables for the non-fund of funds prospectus and fund of funds prospectus has been fully described in the narrative.

b.   In lieu of having its own section (*e.g.*, page 56 of non-fund of funds prospectus and page 95 of the fund of funds prospectus), portfolio turnover should be included in the table under "Risks" (principal if applicable) and the narrative discussion of (principal) risks following the table.

c.   Please revise the fund of funds prospectus disclosure in accordance with comment 6.c. and 13.b. above, *i.e.*, this disclosure should reflect the present make-up of each fund of funds Fund and thereby accurately reflect those principal risks most in play based on a Fund's current allocation percentages among the Underlying Funds.

15.   Please confirm that any disclosure with respect to the Underlying Funds that is retained in the fund of funds prospectus will be revised as applicable in response to staff comments given on any applicable Underlying Fund prospectus.

16.   Right to Reject or Restrict Purchase and Exchange Orders

a.   The fourth paragraph under "Frequent Trading Policies and Limitation on

Trading Activity" on page 59 (and 99 of fund of funds prospectus) states that "future purchase transactions will be rejected or restricted." Please disclose the difference between these two actions and specify what "restrictions" can be imposed.

b.   Under "Risks of Frequent Trading" on page 60 (and 101 of fund of funds prospectus), in addition to a general reference to funds that may invest in foreign securities and small cap equity securities, please identify the specific Funds that do invest significantly in such securities.

17.   Please add the second bullet point under "Expense Notes" [last section] in each prospectus to the section "Servicing Arrangements" on page 61 and 102 of each prospectus to allow for more complete disclosure in one location of the prospectus.

STATEMENT OF ADDITIONAL INFORMATION

Please apply following comments to both non-fund of funds and fund of funds statement of additional information ("SAI") unless indicated otherwise.

18.   In the tables that provide information on the trustees and officers beginning on page 4 of each SAI, please insert the exact age of each trustee and officer in lieu of their birth dates. Item 12(a)(1).

19.   Please provide disclosure in response to Item 17(b).

20.   Investment Policies

        Please confirm that each of the principal investments for each Fund as provided in the table beginning on page 32 of non-fund of funds SAI and on page 40 of fund of funds SAI properly reflects those discussed in the summary and fuller discussion of the prospectus as revised in response to any staff comments.

21.   Representations

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the registrant and its management are in possession of all facts relating to the registrant's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

   · the registrant is responsible for the adequacy and accuracy of the disclosure in the filings;

·   staff comments or changes to disclosure in response to staff comments in the filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

·   the registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provided to the staff of the Division of Investment Management in our review of your filing or in response to our comments on your filing.

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Please respond to these comments with a letter to me via EDGAR correspondence and a revised post-effective amendment to the registration statement. However, responses to comments 1, 2, 6, and 9 should be provided to me via EDGAR correspondence prior to the effective date of the filing. If you believe that you do not need to change the post-effective amendment in response to a comment, please explain your position in the letter.

Although we have completed our initial review of the post-effective amendment, it may be reviewed further after you respond to our comments. Therefore, we reserve the right to comment further on the post-effective amendment.

If you have any questions, please call me at (202) 551-6767. My facsimile number is (202) 772-9285. Mail or deliveries should be addressed to 100 F Street, NE, Washington, D.C. 20549-8629.

Sincerely,

Sonny Oh
Senior Counsel